Monthly Report - May, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (9,180,533)        7,084,345
Change in unrealized gain (loss) on open            7,511,129           16,560
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (12,120)           79,501
      Treasury obligations
Interest Income 			               39,558          146,924
Foreign exchange gain (loss) on margin deposits      (88,997)        (179,825)
						_____________      ___________
Total: Income 				          (1,730,963)        7,147,505

Expenses:
   Brokerage commissions 		            1,067,343        5,638,052
   Management fee 			               31,992          162,781
   20.0% New Trading Profit Share 	             (38,595)           63,267
   Custody fees 		       	                  994           15,351
   Administrative expense 	       	              100,719          510,642
					         ------------    -------------
Total: Expenses 		                    1,162,453        6,390,093
Net Income(Loss)			   $      (2,893,416)          757,412
for May, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (206,955.910    $     5,687,231    223,626,838    229,314,069
units) at April 30, 2015
Addition of 		 	          1,135        401,071        402,206
345.821 units on May 1, 2015
Redemption of 		 	              0    (2,578,285)    (2,578,285)
(2,358.290) units on  May 31, 2015*
Net Income (Loss)               $      (46,336)    (2,847,080)    (2,893,416)
for May, 2015
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2015
(205,000.706 units inclusive
of 57.265 additional units) 	      5,642,030    218,602,544    224,244,574
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2015 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.34)% 	 (0.11)%  $    1,070.67	  188,377.772 $   201,689,806
Series 2     (0.80)% 	   1.31%  $    1,317.35	       39.121 $        51,536
Series 3     (0.78)% 	   1.39%  $    1,333.74	   14,082.044 $    18,781,832
Series 4     (0.81)% 	   2.57%  $    1,487.51	    2,501.769 $     3,721,400

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			June 10, 2015
Dear Investor:


The Trust was unprofitable in May as vacillating growth and interest rate prospects in the U.S., Europe and China led to a month of erratic price fluctuations. Losses from long interest rate futures positions and from currency trading outweighed the gains from trading stock index futures and commodity futures.

German, French and Italian note and bond futures, which had risen precipitously in the wake of the ECB's QE program, reversed course abruptly, driving rates sharply higher as analysts questioned the extraordinarily low levels they had reached particularly as economic data was improving and the Greek situation seemed to defy solution. Consequently, long positions in Continental European note and bond futures were unprofitable. These losses were reduced marginally by gains on long U.S., British and Canadian futures positions.

Surprisingly weak economic data out of the U.S. caused market participants to revise to a later date the timing of the Federal Reserve's first interest rate increase. As a result, the U.S. dollar declined broadly for the first half of May and losses were suffered on long dollar trades versus the Australian, British, Canadian and New Zealand currencies and these positions were reduced or reversed. The pound sterling was also boosted by the surprising Conservative election victory on May 7. A long Korean won trade was also unprofitable as the won weakened in sympathy with the yen. On the other hand, long dollar trades against the Japanese yen, Swedish krona and Polish zloty provided partially offsetting gains. Non-dollar cross rate trading was also marginally unprofitable as short euro trades against several currencies registered losses.

The path of equity prices during the month was uneven across time and markets. Long positions in U.S. and Japanese index futures produced profits, as did a short VIX position. Meanwhile, long positions in Korean, Hong Kong, Chinese H-shares, Taiwan and Singapore generated somewhat offsetting losses, especially due to a sharp selloff at month-end. A long South African All Shares trade was unprofitable in the wake of consistently weak economic data reports.

Commodity trading was fractionally profitable. The gains from short aluminum and nickel trades slightly outweighed the losses from a long zinc position and a short silver trade. Short sugar and coffee trades were marginally profitable. Finally, small profits from trading crude oil and RBOB gasoline were larger than the loss from trading natural gas. Trading of grains and livestock were nearly flat.



  				       Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman